EXHIBIT 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	MNP LLP, Chartered Professional Accountants, Vancouver, British Columbia, Canada ("MNP")

AND TO:	KPMG LLP, Chartered Professional Accountants, Vancouver, British Columbia, Canada ("KPMG")

AND TO:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

MNP has resigned, effective as of September 16, 2019, as auditor for Mogo Inc. (the "Corporation").

KPMG has been appointed by the Board of Directors of the Corporation to fill MNP’s vacancy effective as of September 16, 2019.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), the Corporation reports that:

1.	MNP has resigned as auditor of the Corporation effective September 16, 2019;

2.	the change of auditor and the recommendation to appoint KPMG was considered by the Audit Committee of the Corporation and approved by the Board of Directors of the Corporation;

3.	there have been no adverse or qualified opinions or denials of opinion or similar reservations contained in MNP’s report on any financial information or financial statement of the Corporation in the two most recent completed fiscal years preceding the date of this notice; and

4.	there are no "reportable events" as such term is defined in NI 51-102.

DATED this 16th day of September, 2019.

MOGO INC.

/s/ Gregory Feller

Gregory Feller

President & Chief Financial Officer